

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 17, 2021

James Claussen
Executive Vice President and Chief Financial Officer
Ryerson Holding Corporation
227 W. Monroe St.
27th Floor
Chicago, IL 60606

> **Re: Ryerson Holding Corporation**
> **Form 10-K for the Year Ended December 31, 0220**
> **Filed February 24, 2021**
> **Form 8-K**
> **Filed November 3, 2021**
> **File No. 001-34735**

Dear Mr. Claussen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Operating activities, page 42

1. Net cash of operating activities materially varied between the annual periods presented as well as between the interim periods in the Form 10-Q for the period ended September 30, 2021. Your disclosure appears to emphasize how net cash of operating activities was derived for each period, and refers to noncash items that do not impact cash. Pursuant to Item 303 of Regulation S-K, your discussion should be an analysis of material changes that affected operating cash between comparable periods. Refer to the introductory paragraph of section IV.B and paragraph B.1 of Release No. 33-8350 for guidance.

Please revise your disclosure as appropriate.

Form 8-K Furnished November 3, 2021

Exhibit 99.1
Q3 2021 Highlights

2.   In the third bullet you state "Achieved record Adjusted EBITDA, excluding LIFO … . "
Please state in the bullets with equal or greater prominence the comparable GAAP
measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Exhibit 99.2

3.   Please present with equal or greater prominence the comparable GAAP measure to the
non-GAAP measures wherever presented herein. For example (but not necessarily
exclusive), "Adj. EBITDA, excl. LIFO" under "Fourth Quarter Guidance," "Q3 2021
Selected Financial and Operating Metrics Update," "Q3 2021 vs. Q2 2021 Financial
Performance" and "Quarterly Financial Highlights," as well as several measures under
"Q3 2021 Key Financial Metrics."

4.   It appears your presentation of "Operating Cash Flow per Share" measures is prohibited
pursuant to Question 102.05 of the Staff's Compliance and Disclosure Interpretations on
Non-GAAP Financial Measures and the guidance cited therein. Please revise as
appropriate.

Financial Highlights

5.   Please present with equal or greater prominence the comparable GAAP measure as a
percentage of revenue to "Adj. EBITA, excl. LIFO" as a percentage of revenue presented
in the table.

In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
absence of action by the staff.

You may contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 with
any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Molly Kannan, Controller and CAO